Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Return Enhanced Notes linked to the performance of the offshore Chinese renminbi relative to the U.S. dollar due March 4, 2014	$1,000,000.00	$136.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Product Supplement dated January 13, 2012)

UBS AG $1,000,000 Return Enhanced Notes

Linked to the performance of the offshore Chinese renminbi relative to the U.S. dollar due March 4, 2014

Investment Description

UBS AG Return Enhanced Notes (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the offshore Chinese renminbi relative to the U.S. dollar as described under “Spot Rate” on page 10 (the “underlying currency pair”). The return on the Notes at maturity is based on the performance of the underlying currency pair and on whether the percentage change from the initial spot rate to the final spot rate (the “currency return”) is positive. If the currency return is positive, UBS will repay your principal amount at maturity plus pay a return equal to 4.2 times the currency return. If the currency return is zero, UBS will repay the full principal amount at maturity (but will not pay any additional return on the Notes). However, if the currency return is negative, UBS will repay less than the full principal amount at maturity resulting in a loss on your investment that is equal to the percentage decline in the spot rate of the underlying currency pair. Investing in the Notes involves significant risks. The Notes do not pay interest. These Notes are suitable for investors with a bullish view on the performance of the offshore Chinese renminbi relative to the U.S. dollar. You may lose all or a substantial portion of your principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑	Enhanced Growth Potential: At maturity, the Notes enhance any positive currency return. If the currency return is negative, investors will be exposed to the negative currency return at maturity.

❑

Full Downside Market Exposure: If the currency return is negative, investors will be exposed to the negative currency return at maturity resulting in a loss of principal that is proportionate to the decline in the spot rate of the underlying currency pair from the trade date to the final valuation date. Investors could lose some or all of their initial investment. Any payment on the Notes, including any repayment of your initial investment, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	February 21, 2013
Settlement Date	February 26, 2013
Final Valuation Date*	February 27, 2014
Maturity Date*	March 4, 2014

*	Subject to postponement in the event of a market disruption event as described in “Market Disruption Event” on page PS-22 of the product supplement and “Additional Market Disruption Events” on page 10 herein.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. UBS IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY. THE NOTES CAN HAVE A DOWNSIDE MARKET RISK SIMILAR TO THE DECLINE IN THE SPOT RATE OF THE UNDERLYING CURRENCY PAIR WHICH CAN RESULT IN A LOSS OF ALL OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-8 OF THE PRODUCT SUPPLEMENT BEFORE PURCHASING THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These terms relate to Return Enhanced Notes linked to the offshore Chinese renminbi relative to the U.S. dollar.

Underlying Currency Pair	Multiplier	Initial Spot Rate	CUSIP	ISIN
USD/CNH spot rate	4.2	6.2400	90261JLE1	US90261JLE19

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the accompanying product supplement, the accompanying prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$10.00	$990.00
Total	$1,000,000.00	$10,000.00	$990,000.00

(1)	Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $10.00 per $1,000.00 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC Pricing Supplement dated February 21, 2013	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement dated January 13, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512011545/d282615d424b2.htm

♦	Currency and commodity supplement dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512009002/d279580d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refer to the Return Enhanced Notes that are offered hereby. Also, references to the “product supplement” mean the UBS product supplement titled “Medium Term Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities,” dated January 13, 2012 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦

You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that may have the same downside market risk as an investment in the underlying currency pair.

♦	You believe the offshore Chinese renminbi will strengthen relative to the U.S. dollar (and, as a corollary, that the U.S. dollar will weaken relative to the offshore Chinese renminbi).

♦	If the currency return is negative, you can tolerate losing some or all of your initial investment.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You do not seek current income from your investment.

♦	You are willing to hold the Notes to maturity, a term of approximately 53 weeks, and accept that there may be little or no secondary market for the Notes.

♦	You are willing to invest in the Notes linked to an emerging market currency.

♦	You understand the increased volatility and other risks associated with investments in currencies generally and with the underlying currency pair specifically.

♦

You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You require an investment designed to guarantee a full return of principal at maturity.

♦

You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that may have the same downside market risk as an investment in the underlying currency pair.

♦	You believe the offshore Chinese renminbi will weaken relative to the U.S. dollar (and, as a corollary, that the U.S. dollar will strengthen relative to the offshore Chinese renminbi).

♦	If the currency return is negative, you cannot tolerate losing some or all of your initial investment.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 53 weeks, or you seek an investment for which there will be an active secondary market.

♦	You are not willing to invest in the Notes linked to an emerging market currency.

♦	You do not understand the increased volatility and other risks associated with investments in currencies generally and with the underlying currency pair specifically.

♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement and the more detailed “Risk Factors” beginning on PS-8 of the product supplement for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$1,000.00 per Note
Term	Approximately 53 weeks.
Underlying Currency Pair	USD/CNH spot rate, as described under “Spot Rate” on page 10 of this pricing supplement.
Multiplier	4.2
Payment at Maturity (per Note)

If the currency return is positive, UBS will pay you an amount in cash per Note equal to:

$1,000.00 + [$1,000.00 × (4.2 x currency return)]

If the currency return is zero, UBS will pay you an amount in cash per Note equal to your principal amount:

$1,000.00

If the currency return is negative, UBS will pay you an amount per Note that is less than your principal amount resulting in a loss on your investment that is equal to the negative currency return:

$1,000.00 + ($1,000.00 x currency return)

In this case you could lose all or a significant portion of your principal amount. However, in no case will the payment at maturity be less than zero.

Currency Return	With respect to the underlying currency pair, the percentage change from the initial spot rate to the final spot rate, calculated as follows: Initial Spot Rate – Final Spot Rate Initial Spot Rate
Initial Spot Rate	6.2400 The spot rate on the trade date as determined by the calculation agent under “Spot Rate” on page 10 of this pricing supplement.
Final Spot Rate	The spot rate on the final valuation date as determined by the calculation agent under “Spot Rate” on page 10 of this pricing supplement.
Final Valuation Date	February 27, 2014, unless the calculation agent determines that a market disruption event (as set forth in the product supplement) has occurred or is continuing with respect to the underlying currency pair on any such day. In the case of a market disruption event, or if the final valuation date is not a business day for the underlying currency pair, the final valuation date for the underlying currency pair will be the first following business day on which the calculation agent determines that a market disruption event does not occur and/or is not continuing with respect to the underlying currency pair. In no event however, will the final valuation date for the underlying currency pair be postponed by more than 14 consecutive business days. See “General Terms of the Notes — Market Disruption Event” on page PS-22 of the product supplement and “Additional Market Disruption Events” on page 10 of this pricing supplement.

Investment Timeline

Trade date	The initial spot rate is observed.

Maturity date

The final spot rate is observed on the final valuation date and the currency return is calculated.

If the currency return is positive, UBS will pay you an amount in cash per Note equal to:

$1,000.00 + [$1,000.00 ×
(4.2 x currency return)]

If the currency return is zero, UBS will pay you an amount in cash per Note equal to your principal amount:

$1,000.00

If the currency return is negative, UBS will pay you an amount per Note that is less than your principal amount resulting in a loss on your investment that is equal to the negative currency return:

$1,000.00 + ($1,000.00 x currency return)

In this case, you could lose all or a significant portion of your principal amount. However, in no case will the payment at maturity be less than zero.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF THE ISSUER WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Notes at maturity. If the currency return is negative, you will lose some or all of your initial investment in an amount proportionate to the decline in the spot rate of the underlying currency pair from the trade date to the final valuation date; however, in no case will the payment at maturity be less than zero. Therefore, if the offshore Chinese renminbi depreciates relative to the U.S. dollar you should be prepared to lose up to your entire initial investment.

♦

The multiplier applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the multiplier or the Notes and the return you realize may be less than 4.2 times the currency return even if such return is positive. You can receive the full benefit of the multiplier only if you hold your Notes to maturity.

♦	No interest — You will not receive interest payments on the Notes over the term of the Notes.

♦

Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment. The Notes are not deposit liabilities or other obligations of UBS and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

♦

The payment formula for the Notes will not take into account all developments in the underlying currency pair — Changes in the underlying currency pair spot rates during the term of the Notes before the final valuation date will not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the initial spot rate on the trade date and the final spot rate on the final valuation date. No other spot rates will be taken into account. As a result, the currency return may be negative even if the spot rates of the underlying currency pair have moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the final valuation date.

♦

The Notes are not regulated by the Commodity Futures Trading Commission — An investment in the Notes does not constitute either an investment in futures contracts, options on futures contracts, or commodity options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Notes are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Notes” below. In addition, the proceeds to be received by UBS from the sale of the Notes will not be used to purchase or sell any commodity futures contracts, options on futures contracts or options on commodities for your benefit. Therefore an investment in the Notes thus does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.

♦

The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Notes may be lower than the yield you would earn if you bought a standard U.S. dollar denominated unsubordinated non-callable debt security of UBS with the same stated maturity date.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the issue price to public, since the issue price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

♦

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the underlying currency pair spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	offshore Chinese renminbi and U.S. dollar interest rates;

♦	the time remaining to the final valuation date;

♦	the creditworthiness of UBS; and

♦	volatility of the underlying currency pair spot rates.

♦

Even though the foreign currencies are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the foreign currencies are traded. To the extent that U.S. markets are closed while the markets for the foreign currencies remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such U.S. market.

♦

The historical performance of the spot rate of the underlying currency pair should not be taken as an indication of the future performance of the spot rate of the underlying currency pair during the term of the Notes — It is impossible to predict whether the spot rate of the underlying currency pair will rise or fall. The spot rate of the underlying currency pair will be influenced by complex and interrelated political, economic, financial and other factors.

♦

The spot rates of the underlying currency pair will be influenced by unpredictable factors which interrelate in complex ways — The spot rates of the underlying currency pair are a result of the supply of, and demand for, the offshore Chinese renminbi. Changes in the spot rates may result from the interactions of many factors, including economic, financial, social and political conditions. These conditions include, for example, the overall growth and performance of the economies of China or the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between China and the United States, market interventions by the Federal Reserve Board or the respective central banks, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in China, government stability and the respective banking systems, the structure of and confidence in the global monetary system, wars in which China or the United States are directly or indirectly involved or that occur anywhere in the world, major natural disasters in China or the United States and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the exchange rates of foreign currencies relative to the U.S. dollar, and changes in the exchange rates of the foreign currencies relative to the U.S. dollar are not likely to result in comparable changes in the market value of your Notes.

♦

The liquidity, trading value and amounts payable under the Notes could be affected by the actions of the sovereign government of China — Exchange rates of most economically developed nations are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by governmental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency or in the event of other developments affecting the offshore Chinese renminbi, the U.S. dollar or any other currency.

♦

The Notes are linked to the USD/CNH exchange rate and not the USD/CNY exchange rate — CNH represents the Deliverable Chinese Renminbi, as traded and delivered in the Hong Kong market. The USD/CNH exchange rate has at times differed, and may continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the Notes may differ from the potential returns on a note with similar terms linked to the USD/CNY exchange rate. In addition, historical information about the USD/CNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USD/CNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USD/CNH exchange rate does not continue to serve as a benchmark for the performance of the Deliverable Chinese Renminbi, your return on the Notes may be adversely affected.

♦

Emerging Market Risk — The Notes are linked to the offshore Chinese renminbi which is an emerging market currency. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the Notes.

♦

Currency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government, the European Union and the governments of their member entities and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the underlying currency pair and, consequently, on the value of the Notes.

♦

The calculation agent can postpone the determination of the final spot rate and the maturity date, if a market disruption event occurs on the final valuation date — If the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date, the final valuation date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the relevant spot rate of the underlying currency pair on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than fourteen consecutive days. As a result, the maturity date for the Notes could also be postponed.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the spot rate of the underlying currency pair is not available on the last possible day that qualifies as the final valuation date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the spot rate of the underlying currency pair that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-22 of the product supplement and “Additional Market Disruption Events” on page 10 herein.

♦

Owning the Notes is not the same as owning the underlying currency pair — Owning the Notes is not the same as owning the underlying currency pair. The return on your Notes may not reflect the return you would realize if you actually purchase an exchange contract on the offshore Chinese renminbi.

♦

No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the offshore Chinese renminbi will appreciate or depreciate relative to the U.S. dollar (or whether the U.S. dollar will appreciate or depreciate relative to the offshore Chinese renminbi), and as a result, whether the spot rate of the underlying currency pair will rise or fall. There can be no assurance that the currency return will not be negative on the final valuation date. The spot rate of the underlying currency pair will be influenced by complex and interrelated factors such as political and economic developments. You should be willing to accept the risks of losing some or all of your initial investment.

♦

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.

♦

Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the spot rate of the underlying currency pair and the expected spot rate volatility of the underlying currency pair; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.

♦

Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on each Note offering at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-26 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying currency pair has occurred or is continuing on a day when the calculation agent will determine adjustments to the terms of the Notes in the event of extraordinary government actions and market emergencies as well as the final spot rate for a particular underlying currency pair. Since these determinations by the calculation agent may affect the market value of each of the Note offerings and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of UBS or its affiliates may create conflicts of interest — UBS and its affiliates may engage in business related to the underlying currency pair that are not for the account of holders of the Notes or on their behalf. These trading activities might present a conflict between the holders’ interest in the Notes and the interest of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

♦

Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the spot rate of the underlying currency pair to which the Notes are linked or the value of the Notes.

♦

You must rely on your own evaluation of the merits of an investment linked to the underlying currency pair — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in the offshore Chinese renminbi. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies markets may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future spot rates of the foreign currencies relative to the U.S. dollar.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 11.

You are urged to review “Risk Factors” in the product supplement for a general description of the risks related to an investment in the Notes.

Hypothetical Examples and Return Table of the Notes at Maturity

The examples and table below illustrate the payment at maturity for a $1,000.00 Note on a hypothetical offering of the Notes in different hypothetical scenarios, with the following assumptions (amounts have been rounded for ease of analysis):

Investment Term:	Approximately 53 weeks
Initial Spot Rate:	6.2400
Multiplier:	4.2
Range of Rate Performance:	100% to -100%

Hypothetical Final Spot Rate	Hypothetical Currency Return	Payment at Maturity per Note	Total Return of Note at Maturity
0.0000	100.00%	$5,200.00	420.00%
3.1200	50.00%	$3,100.00	210.00%
3.7440	40.00%	$2,680.00	168.00%
4.3680	30.00%	$2,260.00	126.00%
4.9920	20.00%	$1,840.00	84.00%
5.6160	10.00%	$1,420.00	42.00%
5.9280	5.00%	$1,210.00	21.00%
6.2400	0.00%	$1,000.00	0.00%
6.5520	-5.00%	$950.00	-5.00%
6.8640	-10.00%	$900.00	-10.00%
7.4880	-20.00%	$800.00	-20.00%
8.1120	-30.00%	$700.00	-30.00%
8.7360	-40.00%	$600.00	-40.00%
9.3600	-50.00%	$500.00	-50.00%
9.9840	-60.00%	$400.00	-60.00%
10.6080	-70.00%	$300.00	-70.00%
11.2320	-80.00%	$200.00	-80.00%
11.8560	-90.00%	$100.00	-90.00%
12.4800	-100.00%	$0.00	-100.00%

Example 1 — On the final valuation date, the currency return is 5.00%. Since the currency return is positive, UBS will pay you 4.2 × the currency return, or a 21.00% total return, and the payment at maturity per $1,000.00 principal amount of the Notes will be calculated as follows:

$1,000.00 + ($1,000.00 × 4.2 × 5.00%) = $1,000.00 + $210.00 = $1,210.00

Example 2 — On the final valuation date, the final spot rate is equal to the initial spot rate. Since the currency return is 0%, UBS will pay you the principal amount and the payment at maturity is equal to $1,000.00 per Note.

Example 3 — On the final valuation date, the currency return is -20.00%. Since the currency return is negative, UBS will pay you less than the full principal amount and the payment at maturity per Note is as follows:

$1,000.00 + ($1,000.00 × -20%) = $1,000.00 – $200.00 = $800.00

Accordingly, if the final spot rate is below the initial spot rate, UBS will pay you less than the full principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative currency return. You may lose up to 100% of your principal.

Historical Spot Rates

The following graph shows the performance of the underlying currency pair based on the daily spot rates from August 23, 2010 through February 21, 2013. As of February 21, 2013, the underlying currency pair spot rate was obtained as described in “Initial Price” on page 4, without independent verification: the spot rate of the underlying currency pair was 6.2400. The historical performance of the underlying currency pair should not be taken as an indication of future performance, and no assurance can be given as to the spot rate of the underlying currency pair on any given day.

Spot Rate

Offshore Chinese renminbi (“CNH”) is the Hong Kong delivered Chinese renminbi. The USD/CNH exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the offshore Chinese renminbi and the U.S. dollar. The figure is equal to the number of offshore Chinese renminbi that can be exchanged for one U.S. dollar. The USD/CNH exchange rate decreases when the offshore Chinese renminbi appreciates relative to the U.S. dollar and increases when the offshore Chinese renminbi depreciates relative to the U.S. dollar. The principal financial centers are Hong Kong and Beijing.

The calculation agent will determine the above deliverable currency pair spot rate in the following manner: The “Initial Spot Rate” will be determined by the calculation agent at approximately 11:15 a.m. Hong Kong Time on the trade date by reference to the exchange rate that appears on Reuters Screen CNHFIX01 (or any successor page) at such time.

The “Final Spot Rate” will be determined by the calculation agent at approximately 11:15 a.m. Hong Kong Time on the final valuation date by reference to the exchange rate that appears on Reuters Screen CNHFIX01 (or any successor page) at such time. Subject to postponement in the event of a market disruption event as described in “Market Disruption Event” on page PS-22 of the product supplement and “Additional Market Disruption Events” below.

Additional Market Disruption Events

In addition to the market disruption events listed in the product supplement on page PS-22, the following events will also be considered market disruption events: (i) any event that makes it impossible to convert an amount of CNY into or from USD or (ii) any event that makes it impossible to transfer CNY between accounts inside Hong Kong or from an account inside Hong Kong to an account outside Hong Kong and outside Mainland China or from an account outside Hong Kong and outside Mainland China to an account inside Hong Kong.

If the calculation agent determines that any of these events has occurred or is occurring on the final valuation date, the calculation agent may postpone the final valuation date and maturity date for up to fourteen consecutive days. If the final valuation date has been postponed for fourteen consecutive days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date and the final spot price of the underlying currency pair will be determined by the calculation agent. In such an event, the calculation agent will make an estimate of the relevant spot price of the underlying currency pair that would have prevailed in the absence of the market disruption event.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations — Non-Currency Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-49 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying currency pair. If your Notes are so treated, you should not generally recognize taxable income or loss prior to maturity of your Notes, other than pursuant to a sale or exchange. You should generally recognize gain or loss upon the sale or maturity of your Notes. Such gain or loss would generally be ordinary foreign currency gain or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), unless you make a valid election to treat such gain or loss as capital gain or loss under applicable Treasury regulations. Under these regulations, holders of certain forward contracts, future contracts or option contracts generally are entitled to make such election (“Section 988 Election”).

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 and summarized in the product supplement on page PS-52, either (a) clearly identify the Notes on your books and record on the date you acquire them as being subject to such election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain an independent verification of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your Notes, your gain or loss on the Notes should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or maturity you have held the Notes for more than one year. The deductibility of capital losses is subject to certain limitations. You should consult your tax advisor regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as pre-paid derivative contracts and to treat the Section 988 Election as available. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in a manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-52 of the product supplement.

The Internal Revenue Service, for example, might assert that Section 1256 of the Code should apply to your Notes or a portion of your Notes. If section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or a portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize income as if the Notes or the relevant portion of the Notes had been sold for fair market value).

In 2008, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

In 2008, the IRS also issued a revenue ruling holding that a financial instrument that in form resembled a U.S. dollar denominated derivative contract where the return was based exclusively by reference to the difference between U.S. dollar value of Euros at issuance and at maturity, and a market interest rate in respect of Euros was a euro-denominated debt instrument. In general, the IRS indicated that a financial instrument all the payments of which are determined by reference to a single currency can be debt, notwithstanding the fact that (i) all payments due under the instrument are made in a U.S. dollars and (ii) the amount of U.S. dollars that the issuer pays at maturity may be less than the amount of U.S. dollars that was initially advanced. The Notes are distinguishable in meaningful respects from the instrument described in the ruling. If, however, the scope of the ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of a specified threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-United States Holders.

If you are not a United States holder, subject to “FATCA” discussed below, you will generally not be subject to United States withholding tax with respect to payments on your Notes or be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status, including providing an IRS Form W-8BEN. Gain from the sale or exchange of a Note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied. If you are not a U.S. Holder, you should consult your own tax advisors concerning the application of United States federal income tax laws to your particular situation, as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest of dividends) and “pass-thru payments” (i.e, certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final Treasury regulations published in the Federal Register on January 28, 2013, the withholding and reporting requirements will generally apply to certain withholdable payments made after December 31, 2013, certain gross proceeds on sale or disposition occurring after December 31, 2016, and certain pass-thru payments made after December 31, 2016. This withholding tax would not be imposed on withholdable payments pursuant to obligations that are outstanding on January 1, 2014 (and are not materially modified after December 31, 2013) or to pass-thru payments pursuant to obligations that are outstanding six months after final regulations regarding such payments become effective (and such obligations are not subsequently modified in a material manner). If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and the above description is based on regulations and interim guidance. Investors should consult their own advisor about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Supplemental Plan of Distribution

We have agreed to sell to JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC. and their affiliates (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.